Exhibit 10.1
November 29, 2006
Mr. Robert B. Dimond
8700 Portico Lane
Longmont, CO 80503
Dear Bob:
This letter follows and supersedes my earlier letters to you. We are pleased to offer you the position of Executive Vice President, Chief Financial Officer of Nash Finch Company (the “Company”), effective on a date to be mutually agreed upon by you and the Company (“Commencement Date”). The terms of this offer and your election as an Executive Officer of the Company have been reviewed by the compensation committee of the board of directors.
The following summarizes the terms of the offer. To the extent that this offer letter refers to a Company plan, policy or agreement, the terms of that plan, policy or agreement will control and are incorporated into this offer letter. Nash Finch Company retains the right to modify, amend or terminate any Company plan, policy or agreement, consistent with the terms of those plans, policies and/or agreements.
1.	Base salary at the annual rate of $375,000. Your base salary is subject to review by the Compensation Committee of the Board and may be adjusted from time to time by the Compensation Committee.
2.	For work to be performed in 2007 and beyond, you will be eligible to be paid a bonus under the terms of the Executive Incentive Program of an amount equal to 60% of your base salary. The bonus will be payable in cash with an option to receive up to 100% of it in unrestricted stock. If you hold this stock for a period of two years, you will receive an additional 15% in restricted stock. Your bonus for future fiscal years will be determined by the Compensation Committee on the basis of performance against goals for those years. You will not participate in the Executive Incentive Program for 2006.
3.	You will be granted an award of thirty-seven thousand five hundred (37,500) performance units denominated as restricted stock units as of your Commencement Date (the “Time-Vesting RSUs”). These units will be subject to restrictions on transfer prior to vesting, and will be forfeited if the Company terminates your employment for cause or if you quit your employment prior to vesting. These units will immediately vest in full upon a change in control of the Company as that term is defined in the Change of Control Agreement referenced in Paragraph 10 of this Agreement, or if your employment ends because of disability, death or if your employment is terminated by the Company without cause. These units shall vest in three (3) equal amounts on the first three anniversaries of your Commencement Date, provided that you are employed on each vesting date and after vesting

Mr. Robert B. Dimond
November 29, 2006

will be paid out in the form of one share of Nash Finch common stock for each unit. Dividend equivalents paid on the units prior to vesting will be deemed reinvested in additional units and will be subject to forfeiture on the same terms as the underlying units themselves. Other terms and conditions of the award will be specified by the Compensation Committee in the applicable award agreement, consistent with the requirements of the 2000 Stock Incentive Plan.
4.	You will be granted an award of thirty-seven thousand five hundred (37,500) performance units denominated as restricted stock units as of your Commencement Date (the “Time-Vesting RSUs”). These units will be subject to restrictions on transfer prior to vesting, and will be forfeited if your employment with the Company ends for reasons other than death or disability prior to vesting. The units will vest on the fifth anniversary of the date of grant and after vesting will be paid out in the form of one share of Nash Finch common stock for each unit. Dividend equivalents paid on the units prior to vesting will be deemed reinvested in additional units and will be subject to forfeiture on the same terms as the underlying units themselves. If your employment is terminated by the company for reasons other than cause prior to the vesting date, a pro rata portion of the shares will vest as of the date your employment ends (“vested portion”). The vested portion of the shares shall be set by multiplying the 37,500 units by a fraction, the numerator of which shall be the number of whole months after your employment commenced until your termination date, and the denominator of which shall be 60. Other terms and conditions of the award will be specified by the Compensation Committee in the applicable award agreement, consistent with the requirements of the 2000 Stock Incentive Plan.
5.	Nash Finch has implemented an executive long term incentive compensation program which was modified by the Compensation Committee in 2006. Based on this plan as amended, your long term incentive plan bonus opportunity will be set in an amount equal to 60% of your base salary. You will be granted Performance Units equivalent to this amount for 2006, so long as you commence employment with the Company in 2006. According to the terms of the plan, these units will vest at the end of the 36 month period commencing on January 1, 2006 (“Measurement Period”). Because the grant will not be made at the commencement of the Measurement Period, the Settlement Share Amount payable to you following vesting will be multiplied by a fraction, the numerator of which shall be the number of whole months after your employment commenced until the end of the Measurement Period, and the denominator of which shall be 36. These Performance Units will be payable in Nash Finch common stock or cash, with the specific payouts determined by company performance and Nash Finch stock price. We anticipate that eligible officers will receive a grant of Performance Units annually.
6.	After you and the Company agree upon the date of your relocation to Minneapolis and, upon your execution of a relocation agreement, the Company will reimburse you for your necessary and reasonable relocation expenses, including the cost of renting an apartment through July 31, 2007. The Company will also reimburse you for the reasonable costs associated with making two trips home per month between your hire date and the date of your relocation or July 31, 2007, whichever first occurs. The Company agrees to gross up amounts received for relocation expenses (with the exception of certain miscellaneous

Mr. Robert B. Dimond
November 29, 2006

expense) to cover the net income tax effect to you of the reimbursement of such expenses. Prior to that time, you will be reimbursed for agreed-upon travel and/or housing expenses.
7.	You will receive a relocation bonus of $125,000.00 during your second week of employment. You will need to sign a re-pay agreement to receive the relocation bonus — agreeing to remain employed for at least one year following your receipt of the payment.
8.	You will receive a sign on bonus of $187,500.00 on March 15, 2007. You will need to sign a re-pay agreement to receive the sign-on bonus — agreeing to remain employed for at least one year following your receipt of the payment.
9.	If your employment is terminated by the Company, other than (a) for cause or (b) by reason of a change in control (in which case the terms of the change in control agreement would govern), the Company will agree to provide you with 24 months of base salary, paid over a 24-month/104-week period (“severance period”) on regularly scheduled paydays, as severance compensation. If you exercise your rights under COBRA during the severance period, your cost for COBRA benefits will be set at the rate paid by active associates for the same level of benefits. The consideration for the Company’s agreement to make such payments would be your release of claims you might then have against the Company. The Company’s obligation to make payments during the severance period will end on the earlier of (a) your acceptance of regular full time employment; or (b) the second anniversary of the date your employment with the Company ended. Provided, however, that if you receive compensation from your new employer (“new compensation”) of an amount less than the base salary paid pursuant to this paragraph, the Company will make severance payments to you in an amount equal to the difference between the base pay under this paragraph and your new compensation until the second anniversary of the date your employment with the Company ended. Payments pursuant to this Paragraph shall not be considered compensation or earnings for purposes of any employee benefit plan or arrangement of the Company and its Affiliates.
10.	You will be provided with a Change In Control Agreement commensurate with your level which will provide certain benefits for twenty four months following a qualifying change in control event.
11.	You will be eligible for participation in the Nash Finch Supplemental Executive Retirement Plan and Income Deferral Plan.
12.	The Company will maintain term life insurance on your behalf with a death benefit of at least $1,000,000. You will be responsible for any income tax consequences of the company’s provision of this benefit to you.
13.	You will be eligible to participate in other benefit plans, practices and policies of the Company in accordance with their terms. If you elect health and dental insurance, you will be eligible for these plans following a 30-day waiting period after your effective start date.
14.	You will be eligible for four weeks of paid vacation during your first full year of employment and in subsequent years of employment.

Mr. Robert B. Dimond
November 29, 2006

15.	As consideration for the payments provided in this Agreement (which are hereby acknowledged by you as providing you with additional and sufficient benefit to support the following covenant), you agree that without the prior written consent of the Company, during your employment and for a period of twenty four months after the termination of your employment for any reason, you will not alone or in any capacity (other than by way of holding shares listed on a stock exchange in a number not exceeding five percent of the outstanding class or series so listed) with any other person or entity:
     (a) directly or indirectly engage in the business of the wholesale distribution of food and related products, in competition with the Company or any Subsidiary, in association with or as an officer, director, employee, principal, agent or consultant of SUPERVALU, INC., Spartan Stores, Inc., Merchants Distributors, Inc., Laurel Grocery Company, L.L.C. or any of their respective subsidiaries, affiliates or successors, as and where such business of the Company or any Subsidiary may then be conducted; provided, however, that this clause (a) shall not apply after a Change in Control; or
     (b) in any way interfere or attempt to interfere with the business of the Company or any Subsidiary whether by way of interfering with or disrupting the Company’s or any Subsidiary’s relationships with any of its or their current or potential vendors, suppliers, distributors or customers, or by doing or saying anything to disparage or cause injury to the business, reputation, management, employees, officers or directors or products or services of the Company or any Subsidiary; or
     (c) directly or indirectly, solicit for employment, employ or attempt to employ any employee of the Company or any Subsidiary
The obligations contained in Paragraph 15 of this Agreement shall survive the termination or expiration of your employment with the Company and shall be fully enforceable thereafter.
On behalf of the Company, I am excited to offer you employment with Nash Finch and look forward to a mutually rewarding relationship.
Very truly yours,

Alec Covington
Chief Executive Officer
I have read the foregoing letter and hereby agree to all the terms and conditions thereof.

Date:

Robert B. Dimond